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         Variation to the Share Purchase Agreement dated 21st June 1999
                    (the "Share Purchase Agreement") between
                   the Trustees for The John Kenny Settlement,
                 the Trustees for the Godfrey Smith Settlement,
                 Bryan Maguire, John Kenny (the "Shareholders")
          and Godfrey Smith on the one part and Vertex Industries Inc.
                 (the "Purchaser") on the other part, (together
                      with the Shareholders, the "Parties")


The definitions referred to in the Share Purchase Agreement shall apply in this document.

We the undersigned, being all the Parties and Edwardstone & Company, Incorporated, ("Edwardstone") of 600 Madison Avenue, 26th Floor, New York, NY 10022, hereby agree and acknowledge as follows:

1. On Closing, Edwardstone shall, on instructions from the Purchaser, transfer to John Kenny, as nominee for the shareholders, 384,428 shares in the Purchase (the "Surplus Shares") in lieu of 'L'475,000 which would otherwise have been paid in cash the Purchaser to the Shareholders as part of the consideration as provided for in section
         1.3 of the Share Purchase Agreement.

2. A share certificate for the Surplus Shares issued in the name of John Kenny shall be handed over to the Shareholders' Agent on Closing.

3. The transfer of the Surplus Shares in 1 above shall be subject to the terms set out in the letter from Bracewell & Patterson except for paragraphs 3 and 5 of that letter dated 23rd of September 1999 addressed to Edwardstone and countersigned by Nic Toms on behalf of Edwardstone, a copy of which is attached hereto;

4. For the avoidance of doubt, the Surplus Shares shall not be subject to the provisions of section 8.1 of the Share Purchase Agreement and are subject in particular but not limited to the piggy back rights set out in section 2.2 in the Registration Rights Agreement;

5. Edwardstone and the Purchaser agree with the Shareholders that the consideration for the Surplus Shares will be discharged by way of a reduction of the cash consideration which would otherwise have been payable in cash on Closing in the amount of 'L'475,000 and to that extent neither of them shall be entitled to call on the Shareholders or John Kenny as their nominee for the payment of the consideration for the Surplus Shares.


Dated:   27th September, 1999